YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

Vote by Internet – QUICK ★★★ EASY
IMMEDIATE – 24 Hours a Day, 7 Days a Week or by Mail

NAKED BRAND GROUP LIMITED

Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 10:00 a.m., Sydney Time, on August 18, 2021 (8:00 p.m., New York Time, on August 17, 2021).

INTERNET – www.cstproxyvote.com
Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY.

▲ FOLD HERE · DO NOT SEPARATE · INSERT IN ENVELOPE PROVIDED ▲

PROXY

Please mark your votes like this **X**

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" RESOLUTION 1.

RESOLUTION:	FOR	AGAINST	ABSTAIN
1. Election of Mr Simon Tripp as a director.	☐	☐	☐

CONTROL NUMBER

Signature________________________________ Signature, if held jointly___________________________________ Date____________, 2021.

Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such.

Important Notice Regarding the Internet Availability of Proxy Materials for the Annual General Meeting of Stockholders.

The 2021 Proxy Statement is available at:
https://www.cstproxy.com/nakedbrands/am2021

▲ FOLD HERE · DO NOT SEPARATE · INSERT IN ENVELOPE PROVIDED ▲

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

NAKED BRAND GROUP LIMITED

Proxy for the Annual General Meeting of Stockholders
to be held at 10:00 a.m., Sydney Time, on August 20, 2021

The undersigned appoints Justin Davis-Rice as proxy, with the power to appoint his substitute, and authorizes him to represent and to vote, as designated on the reverse hereof, all of the ordinary shares held of record by the undersigned at 10:00 a.m. on August 18, 2021, Sydney time at the Annual General Meeting of Stockholders of Naked Brand Group Limited to be held at 10:00 a.m., Sydney Time, on August 20, 2021 (8:00 p.m., New York Time, on August 19, 2021), or at any adjournment thereof.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS INDICATED. IF NO CONTRARY INDICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF RESOLUTION 1, AND IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED AS PROXY HEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL GENERAL MEETING. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

(Continued, and to be marked, dated and signed, on the other side)